



Investor Presentation

April 20, 2010



Forward Looking Statements



Statements contained herein that are not historical facts are forward-looking statements within the meaning of the Securities Act of 1933, as amended. Those statements include statements regarding the intent, belief or current expectations of Chembio and its management. Such statements reflect management's current views, are based on certain assumptions and involve risks and uncertainties. Actual results, events, or performance may differ materially from the above forward-looking statements due to a number of important factors, and will be dependent upon a variety of factors, including, but not limited to, Chembio's ability to obtain additional financing and the demand for Chembio's products. Chembio undertakes no obligation to publicly update these forward-looking statements to reflect events or circumstances that occur after the date hereof or to reflect any change in Chembio's expectations with regard to these forward-looking statements or the occurrence of unanticipated events. Factors that may impact Chembio's success are more fully disclosed in Chembio's most recent public filings with the U.S. Securities and Exchange Commission







- **Medford, NY Manufacturer of Point of Care Rapid Diagnostic Tests**

- **2009 Total Revenues of $13.8MM - $309K Net Income v. $11.0MM Rev. - $1.9MM Net Loss in 2008**

- **Five Year Revenue CAGR of 33%**

- **148% Revenue Increase, to $5.3MM in 2009, of FDA Approved Rapid HIV Tests Marketed in U.S. by Inverness Medical**

- **New OEM & Branded Product Pipeline Utilizing Chembio's Patented DPP® Technology**

Organization & Management Team



Lawrence Siebert, CEO & Chairman
Richard Larkin, CFO
Javan Esfandiari, Sr. VP R&D
Rick Bruce, VP Operations
Tom Ippolito, VP Reg., QA/QC
Sandy Speer, Dir. Client Serv.
Dr. Gary Meller, Director
Katherine Davis, Director

Total Employment Approx. 100



SG&A
7

Ops.
69

R&D
18

Reg. & Clinical
QA & QC
7





4

Regulatory Approvals Provide Access to Large, Diverse & Global POCT Markets





Two FDA-Approved PMA's



USDA-Approved Facility & Product



**Licenses
ISO Certified for
Global Markets**



$7B Global Point of Care Test (POCT) Market





Worldwide Distribution of POCT
Sales (in $ Millions) and Worldwide Market Shares

- India, $139, 2%
- ROW, $234, 4%
- China, $194, 3%
- Europe, $3,254, 52%
- Japan, $475, 8%
- U.S. Decentralized Sites, Phys. Labs, Clinics, $591, 9%
- U.S.- Hospital Based, $1,772, 28%

At 7% Projected Increases, even with Large Low-Growth Segments (e.g., Glucose), Global POCT Market is Fastest Growing Segment of $39.5B In-Vitro Diagnostics Market, Projected to Reach $8.8B by 2012

Source: Independent Market Research Report

POCT Market Drivers



- **Reduce Patient Stays and Costs, Improve Patient Outcomes with Prompt & Early Diagnosis**
  - **Improve Therapeutic Intervention**
  - **Prevent Needless Admissions**
  - **Simplify Testing Procedures to Reduce Testing Costs**
  - **Avoid Delays from Central Lab Batching**
  - **Eliminate Need for Return Visit (s)**







Point of Care Single and Multiplex Test Development, Manufacturing, & Licensing



Our Current LF and Planned DPP® Products Participate in Large & Growing U.S. POCT Market Segments



2008

Market Segments & Annual Sales
Near Term Growth Rates for Selected Markets

$ Millions

- All Other Rapid Tests $425 27% Growth
- Infectious Disease $153 17% Growth
- HIV $92 15% Growth
- Cholesterol, $150
- Pregnancy Tests, $69
- Hemoglobin Testing, $19
- Urine Strips, $66
- Fecal Occult Blood, $47
- Drugs of Abuse, $36
- Blood Glucose Monitoring, $393
- Critical Care Blood Gas, $227
- Electrolytes, $89
- Coagulation, $188
- Cardiac Markers, $254

Source: Independent Market Research Report



2009 Revenue Composition



2009 Total Revenues $13,834,248

- DPP® Products, $619,530 , 6%
- Other Products, $960,016 , 7%
- Royalty Income , $121,896 , 1%
- Contract R&D, $1,339,859 , 10%
- LF HIV Tests Intntl. Market, $5,552,947 , 40%
- LF HIV Tests US Market, $5,240,000 , 38%

FDA Approved Rapid HIV Tests
Distributed in US Exclusively by Inverness Medical



- **148% Revenue Increase in 2009 -$5.3MM v. $2.1MM in 2008**
  - Gains Based Upon Market Expansion and Increased Market Share

- **Competitive Features**
  - CLIA Waived
  - Two Formats
  - 99.7% Sensitivity; 99.9% Specificity
  - Proprietary Formulation Enables 24 Month Stability
  - Strong Marketing Partner



Chembio's Lateral Flow Rapid HIV Tests Marketed Exclusively in the USA by Inverness Medical Innovations, Inc.

inverness medical innovations

Chembio's Rapid HIV Tests are Distributed Globally





- Approved for Procurements by UN, WHO, CDC/USAID (PEPFAR)

- Registered/Approved in several countries in South America, Asia, and Africa

PATENTED DUAL PATH PLATFORM (DPP®)
KEY DESIGN AND PERFORMANCE ADVANTAGES vs. LATERAL FLOW



- **Independent Sample Flow Path Enables Improved Sensitivity & Use of More Challenging Sample Types**

- **Improved Multiplexing Facilitated by Direct Binding, Uniform Delivery of Samples**

- **US Patent #7,189,522. Patent Protection Pending Worldwide**







DPP® HIV 1/2 Oral Fluid Assay



- **$60MM/6MM Unit US Market Growing ~15%/Year**
- **International Studies Completed in 2009**
- **US Clinical Trials Commencing Q1 2010**
- **Anticipate PMA approval mid-2011**
- **OTC Opportunity**



DPP® Syphilis Screen & Confirm



- **First POCT For Syphilis In US – Estimate $30MM Market**
- **Provides Better Indication Of Active Disease**
- **Enables Confirmation & Treatment At POC**
- **Pre-natal Testing**
- **International Evaluation Ongoing**
- **Anticipate 510(K) Clearance in Early 2011**



Developed in collaboration with the U.S. Centers for Disease Control



In Development: DPP® INFLUENZA
Multiplex Flu A & B Test & 6 Strain Immunity Test



- Large Established Market for Flu A&B tests

- Chembio's First Antigen Detection Test with DPP

- Prototype Shows Improved Performance v. Established Tests

- In Addition: $900,000 Contract signed Dec. 2009 with CDC for 6-band Multiplex Immune Status Test





In Development: Hepatitis-C (HCV) & HIV/HCV Comb. Oral Fluid



- **Estimated 3MM HCV Infections in US**
  - **Only 22% Diagnosed**
  - **25% Co-infection with HIV**
  - **Major Cause of Liver Disease**
  - **New therapeutics from Vertex, etc. will drive demand for Dx**
- **No HCV Point of Care Test in US**
- **Chembio Participating in Pre-Clinical CDC Study with both prototypes – Expect Data in First Half 2010**



OEM Contracts with FIOCRUZ



- **Four Products Under OEM Agreements with FIOCRUZ**
  - **Based on Successful $8MM Tech. Transfer Program Completed 2004-2009**
- **Anticipate Regulatory Approval in Brazil of Four Products in 2010**
  - **Potential Revenues of ~$2MM 2010 and ~$10MM 2011-2013**



OEM Products Overview



	2009	2010	2011
FDA Approved LF HIV Tests - Inverness	$5.3MM Revenues (148% Incr. v. 2008)	Exclusive Agreement with Inverness Medical through 2016 for US Market	
LF HIV Test - Brazil	Completed 5 Year, $8MM Program; Began royalty phase	Royalties phase	
4 DPP® OEM Products for Brazil	2 Submitted for Regulatory Approval	Anticipated Approval of 4 Products & Initial OEM Product Revenues	OEM Product Sales
Multiplex Influenza Immune Status Test - CDC	Contract signed Dec. 2009	Product Development	TBD
Multiplex DPP Product - Bio-Rad	Entered License Agreement & Phase II of Development	Development to be completed mid-2010	regulatory phase

Three Year, $3MM Phase II NIH Grant for Leptospirosis Awarded June 2009. Several Other Grants Active and Additional Grant Applications Pending

Chembio Branded Products Pipeline

	2009	2010	2011
DPP® HIV Oral Fluid Rapid Test	International Studies Completed	US Clinical Studies & FDA PMA Filing; International launch	U.S. Launch
DPP® Syphilis Screen & Confirm	International Studies Commenced	US Clinical Studies & FDA 510(k) Submission	U.S. Launch
DPP® Influenza A/B	Initial Development Prototype	Complete Development	Regulatory & Commercial Timelines TBD
DPP® Hepatitis C			

Completion of HIV & Syphilis Clinical Studies to achieve 2011 Launch will require additional capital



Selected Comparative Historical Financial Results 2005-2009



$(000s)	2009	2008	2007	2006	2005
	For the Years Ended				
Total Revenues	$ 13,834	$11,050	$9,231	$6,503	$3,941
Cost of sales	7,974	7,198	6,435	4,894	2,996
Gross Profit	5,860	3,852	2,796	1,609	945
	42.4%	34.9%	30.3%	24.7%	24.0%
R&D Expense	2,884	2,605	1,907	1,402	1,365
SG&A Expense	2,659	3,317	3,765	4,787	2,878
Operating Income (Loss)	317	(2,071)	(2,876)	(4,580)	(3,298)
Other Inc. (Expense)	(8)	122	249	(415)	46
Net Income (Loss) - Stkhldrs	309	(1,949)	(2,627)	(4,995)	(3,252)
Pref. Stock Expenses	-	-	5,645	3,210	3,517
Net Loss	$309	($1,949)	($8,272)	($8,205)	($6,769)
Net Income (Loss) - per Share	$0	($0)	($1)	($1)	($1)
Avg. No. Shares (Millions)	61.946	61.267	14.608	10.293	7.705
Working capital	$1,494	$1,664	$3,229	$5,113	$831
Total assets	6,315	5,915	6,585	7,907	3,016
Total liabilities	3,227	3,338	2,322	2,297	1,964
Equity (Deficit)	3,088	2,577	4,263	(940)	1,053



Selected Comparative Quarterly Financial Results



$(000s)	Three Mos Ended	
	Dec 31, 2009	Dec 31, 2008
Total Revenues	$3,551	$2,451
Cost of sales	1,920	1,836
Gross Profit	1,631	615
	45.9%	25.1%
R&D Expense	756	653
SG&A Expense	657	620
Operating Income (Loss)	218	(658)
Other Inc. (Expense)	(1)	108
Net Income (Loss) - Stkhldrs	217	(550)
Pref. Stock Expenses	-	-
Net Loss	$217	($550)
Net Income (Loss) - per Share	$0	($0)
Avg. No. Shares (Millions)	61.951	61.945
Working capital	$1,494	$1,664
Total assets	6,315	5,915
Total liabilities	3,227	3,338
Equity (Deficit)	3,088	2,577



21

Selected Balance Sheet Data



($000s)

Balance Sheet Data	Dec. '09	Dec. '08
Cash	$ 1,068	$ 1,212
Accts. Receivable	1,776	809
Inventories	1,556	1,819
Other Current Assets	267	225
Total Current Assets	4,667	4,066
Net Fixed Assets	580	881
Other Assets	1,068	968
Total Assets	6,315	5,915
Total Current Liab.	3,173	2,402
Total Other Liab.	54	936
Total Liabilities	3,227	3,338
Total Equity	3,088	2,577
Total Liabilities & Shareholders Equity	$ 6,315	$ 5,915



CEMI Selected Share Data



Ticker Symbol (OTCBB)	CEMI	
Price 4/20/10	$0.225	
52 Week High	$0.390	
52 Week Low	$0.100	
Outstanding Shares (MM)	62.0	
Market Capitalization	$14.0	
Fully Diluted (FD) Shares	70.7	
Management Holding-FD	11.2	
Average Volume (3 Mos)	139,000	
Options and Warrants (MM)		Avg. Ex. Price
Options (4.11MM held by mgmt. & board)	5.96	$0.166
Warrants - Exp. Dates		
10/6/2011	2.64	$0.482
2/5/2012	0.07	$0.810
Total Warrants	2.71	
Total Options & Warrants	8.67	





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